CID-B-06-071

February 7, 2007

RECEIVED

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

07021281

JSAT Corporation

File No. 82-5111

<u>Exemption Pursuant to Rule 12g3-2(b)</u>

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Operating Results for the Nine Months and the Three Months Ended December 31, 2006 (dated February 7, 2007)
- Notice regarding the Preparation of a Share Transfer Plan and the Conclusion of a Share Transfer Agreement (dated February 7, 2007)

Yours faithfully,

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

Hideto Usa

General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

February 7, 2007

JSAT Corporation

Operating Results for the Nine Months and the Three Months Ended December 31, 2006

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the nine months and the three months ended December 31, 2006. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in Japan(Japanese GAAP).

1. Financial Highlights under Japanese GAAP (unaudited)
2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)
4. Outlook for the Year Ending March 31, 2007, under Japanese GAAP (unaudited)

1. Financial Highlights under Japanese GAAP (unaudited)

JSAT Group's financial highlights for the nine months and the three months ended December 31, 2006, are as follows:

	Nine Months ended			Three Months ended		
	Dec. 31, 2006	Dec. 31, 2005	Change	Dec. 31, 2006	Dec. 31, 2005	Change
	¥ Million	¥ Million	%	¥ Million	¥ Million	%
Revenues	27,910	32,535	(14.2)	9,366	10,538	(11.1)
Operating income	8,730	1,063	721.3	2,427	1,156	109.9
Ordinary profit	8,895	551	1,514.3	2,338	1,382	69.2
Net Income	5,231	(8,297)	-	1,377	855	61.1
Total assets	181,018	168,384	7.5	181,018	168,384	7.5
Shareholders' equity	85,884	82,981	3.5	85,884	82,981	3.5
Net operating cash flow	18,643	18,111	2.9	5,842	5,054	15.6
EBITDA	16,589	14,750	12.5	5,175	6,203	(16.6)
EBITDA margin	59.4%	45.3%	31.1	55.3%	58.9%	(6.1)
Earnings per share(EPS)	14,740.13	(23,353.78)	-	3,881.90	2,411.62	61.0
Weighted average number of shares outstanding	354,892	355,307	(0.1)	354,892	354,893	(0.0)

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	Nine Months ended	
	As of Dec.31,2006	As of Dec.31,2005
Assets		
Current assets	33,264	27,499
Fixed assets	147,753	140,527
Deferred assets	-	356
Total assets	181,018	168,384
Liabilities and shareholders' equity		
Current liabilities	39,898	32,345
Long-term liabilities	55,234	52,878
Minority interests	-	178
Common stock	-	53,769
Additional paid-in capital	-	21,260
Retained earnings	-	6,446
Unrealized gains on securities	-	2,251
Foreign currency translation adjustment	-	(354)
Treasury stock	-	(391)
Total shareholders' equity	-	82,981
Total	-	168,384
Common stock	53,769	-
Additional paid-in capital	21,260	-
Retained earnings	9,918	-
Treasury stocks	(391)	-
Unrealized gains on securities	950	-
Derivative financial instruments	332	-
Foreign currency translation adjustment	(152)	-
Minority interests	198	-
Total	181,018	-

(2) Summary of Statements of Income

(¥ Million)

	Nine Months ended			Three Months ended		
	Dec. 31, 2006	Dec. 31, 2005	Change (%)	Dec. 31, 2006	Dec. 31, 2005	Change (%)
Revenues	27,910	32,535	(14.2)	9,366	10,538	(11.1)
Operating expenses	19,180	31,472	(39.1)	6,938	9,381	(26.0)
Operating income	8,730	1,063	721.3	2,427	1,156	109.9
Other income (expenses)	165	(511)	-	(89)	225	-
Ordinary profit	8,895	551	1,514.3	2,338	1,382	69.2
Extraordinary income (expenses)	(32)	(14,104)	(99.8)	(7)	20	-
Income before income taxes and minority interests	8,863	(13,553)	-	2,330	1,403	66.1
Income taxes	3,618	(5,265)	-	949	543	74.8
Minority interests	13	10	30.0	3	3	-
Net income	5,231	(8,297)	-	1,377	855	61.1

(3) Revenues for Each Service

(¥ Million)

	Nine Months ended			Three Months ended		
	Dec. 31, 2006	Dec. 31, 2005	Change (%)	Dec. 31, 2006	Dec. 31, 2005	Change (%)
Network-Related Services	8,392	12,198	(31.2)	3,003	3,826	(21.5)
Broadcast & Video Distribution Services	19,163	19,861	(3.5)	6,224	6,493	(4.1)
Other	354	475	(25.5)	138	218	(36.7)
Total	27,910	32,535	(14.2)	9,366	10,538	(11.1)

(4) Consolidated Statements of Cash Flow

(¥ Million)

	Nine Months ended	
	Dec. 31, 2006	Dec. 31, 2005
Operating activities (net cash)	18,643	18,111
Income before income taxes	8,863	(13,553)
Depreciation and amortization	7,236	17,032
Extraordinary Income (expenses)	(3)	(14,199)
Payments for income taxes	(1,251)	(2,736)
Other	3,790	3,168
Investing activities (net cash)	(24,092)	(23,120)
Property and equipment	(16,342)	(12,742)
Business investments	(5,241)	(4,141)
Financial investments	(2,507)	(6,236)
Financing activities (net cash)	6,117	4,902
Proceeds from short-term borrowings	90	200
Repayments of short-term borrowings	(260)	(3,170)
Proceeds from long-term borrowings	12,841	15,191
Repayments of long-term borrowings	(4,515)	(4,881)
Payments for dividends	(2,038)	(2,045)
Payments for purchase of treasury stock	-	(392)
Effect of exchange rate changes on cash and cash equivalents	1	63
Cash and cash equivalents at beginning of the quarter	3,966	2,871
Cash and cash equivalents at end of the quarter	4,636	2,828

3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the nine months and the three months ended December 31, 2006. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **JSAT International Inc.** (100% ownership)

(¥ Million)

	Nine Months for Jan. – Sep., 2006	Three Months for Jul. – Sep., 2006
Revenues	1,188	470
Operating income	564	253
Ordinary profit	508	236
Net income	543	235

※Regarding JSAT International Inc. (JII), its fiscal year is a period from January to September. JII's operating results include Horizons Satellite Holdings LLC's operating results.

- **Satellite Network, Inc.** (92% ownership)

(¥ Million)

	Nine Months ended Dec. 31, 2006	Three Months ended Dec. 31, 2006
Revenues	3,135	1,029
Operating income	272	79
Ordinary profit	271	79
Net income	154	44

(2) Affiliates

- **SKY Perfect Marketing, Co., Ltd.** (49% ownership)

(¥ Million)

	Nine Months ended Dec. 31, 2006	Three Months ended Dec. 31, 2006
Revenues	2,319	947
Operating income	(685)	(324)
Ordinary Profit	(691)	(323)
Net income	(691)	(323)

- **Pay Per View Japan, Inc.** (20% ownership)

(¥ Million)

	Nine Months ended Dec. 31, 2006	Three Months ended Dec. 31, 2006
Revenues	11,065	3,155
Operating income	331	28
Ordinary Profit	328	28
Net income	156	(15)

4. Outlook for the Year Ending March 31, 2007 under Japanese GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2007, under Japanese GAAP, remains unchanged as follows:

	Year ending March 31, 2007
	¥ Million
Revenues	38,500
Operating income	10,200
Ordinary profit	10,200
Net income	6,000
Earning per share (EPS)	16,906.53
EBITDA	20,000
EBITDA margin	51.9%

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

Operating Results for the 3rd Quarter Ended December 31, 2006

As of February 7, 2007

Forward-Looking Statements

Statements about the JSAT Group's forecasts, strategies, management policies and objectives in this presentation that are not based on historical facts constitute forward-looking statements. These statements are based on management's assumptions, plans, expectations and judgments in light of information currently available. Actual results are subject to a variety of risks and uncertainties, and may therefore differ materially from forecasts. The primary risks and uncertainties currently envisioned by the JSAT Group include, but are not limited to, the following:

- A decline in demand for the JSAT Group's services;
- A decline in the usage of various services by major customers and volatility in operating results;
- Damage, malfunctions or breakdowns experienced by JSAT Group's communications satellites;
- Failure to launch satellites, insert them in their proper orbits, or delays in launches;
- The inability to establish an effective backup satellite system;
- The inability to conduct business as planned due to the delay or failure to coordinate orbital slots and communication frequencies at the international level;
- The constraints imposed on the Group's businesses by new or revised laws and regulations relevant to the JSAT Group's business and operations;
- Advances in video and audio compression technologies accompanying the digitalization of telecommunications technologies or by other forms of innovation in communications, broadcasting, satellite and other technologies, all of which may affect the Group's operating results;
- The cost of satellites that exceeds budgets due to changes in satellite specifications, currency exchange rates, or insurance market conditions;
- The inability to obtain insurance policies that are economically viable or provide coverage for all types of accidents;
- Difficulty or inability to obtain financing to purchase satellite equipment and facilities;
- The inability to develop new businesses as planned or the failure of these businesses to contribute to operating results;
- We may fail to realize international business alliances or such alliances may not produce the results planned.
- The inability to realize or develop future strategic partnerships in relevant fields or relationships with partner companies as envisioned.
- The inability of businesses run in the U.S. by significant subsidiaries and affiliates to perform as envisioned due to the failure to meet the projected volume of orders in the U.S. market and other factors.
- Changes in economic conditions, such as interest rates and currency exchange rates; and
- Intensifying competition in Japan, Asia, Europe and the U.S. may have an adverse effect on the JSAT Group's financial position or results of operations.

You should keep in mind that any forward - looking statement made by us speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. In light of these risks and uncertainties, you should keep in mind that any forward - looking statement might not occur. Therefore, you should not place undue reliance on any forward - looking statements.

Contents

Summary of Consolidated Operating Results for the Third Quarter of Fiscal 2006/ Dividend Information

(Millions of Yen, except EPS and EBITDA margin)	For nine months ended Dec-06	For nine months ended Dec 2005	FY2006 (Outlook)	Achievement
Revenues	**27,910**	32,535	38,500	72.5%
Cost of services	**14,413**	26,114	-	-
Operating income	**8,730**	1,063	10,200	85.6%
Ordinary profit	**8,895**	551	10,200	87.2%
Net income	**5,231**	(8,297)	6,000	87.2%
Net operating cash flow	**18,643**	18,111	20,000	93.2%
Earnings per share	**14,740.13**	(23,353.78)	16,906.53	87.2%
EBITDA	**16,589**	14,750	20,000	82.9%
EBITDA margin	**59.4%**	45.3%	51.9%	-

Year-end dividends for the year ending March 31, 2007 are projected to be ¥3,000 per share
(Plans call for payment of stable annual dividend of ¥6,000 per share)

* These Financial results and data are based on Japanese GAAP.

Analysis of the 3rd Quarter (Nine months) Results

JSAT Corporation

	Main Factors
Revenues ¥27,910 mil. (Year on Year down 4,624mil.)	[Main Positive Factors] ➢ Increased use of Horizons-1 services [Main Negative Factors] ➢ Expiry of NTT Group contracts and decrease in continued use ➢ Bandwidth reductions by certain customers
Operating income ¥8,730 mil. (Year on Year up 7,667mil.)	[Main Positive Factor] ➢ Decline in depreciation and amortization expenses ➢ Decline in other operating expenses
Net operating cash flow ¥18,643 mil. (Year on Year up 531mil.)	[Main Positive Factors] ➢ Increase in income before income taxes ➢ Decline payments for income taxes [Main Negative Factors] ➢ Decline extraordinary losses ➢ Decline in Depreciation and amortization expenses

* These Financial results and data are based on Japanese GAAP.

Revenues for Each Service

JSAT Corporation

(Millions of Yen)	For Nine Months ended Dec.31,2006	Dec.31,2005	Change
Network-Related Services	8,392	12,198	68.8%
Broadcast & Video Distribution Services	19,163	19,861	96.5%
Other Services	354	475	74.5%
Total	27,910	32,535	85.8%

Current situation of each service

Network-Related Services	[Main Positive Factors] · Increased use of Horizons-1 services [Main Negative Factors] ·Expiry of NTT Group contracts and decrease in continued use ·Bandwidth reductions by certain customers
Broadcast & Video Distribution Services	[Main Negative Factors] ·Bandwidth reductions by certain customers.

* These Financial results and data are based on Japanese GAAP.

Cash Flow Data

For Nine Months ended

(Millions of Yen)	Dec.31,2006	Dec.31,2005
Operating activities (net cash)	18,643	18,111
Income before income taxes	8,863	(13,553)
Depreciation and amortization	7,236	17,032
Extraordinary losses	3	14,199
Payments for income taxes	(1,251)	(2,736)
Other	3,790	3,168
Investing activities (net cash)	(24,092)	(23,120)
Property and equipment	(16,342)	(12,742)
Business investments	(5,241)	(4,141)
Financial investments	(2,507)	(6,236)
Financing activities (net cash)	6,117	4,902
Proceeds form short-term borrowings	90	200
Repayments of short-term borrowings	(260)	(3,170)
Proceeds form long-term borrowings	12,841	15,191
Repayments of long-term borrowings	(4,515)	(4,881)
Payments for purchase of treasury stock	-	(392)
Dividends paid	(2,038)	(2,041)
Dividends paid to minority shareholders	-	(4)
Cash and cash equivalents at beginning of year	3,968	2,871
Cash and cash equivalents at end of year	4,636	2,828

Main Factors for increase in Operating Cash Flow;

- Increase in income before income taxes ¥22,416mil.
- Decline payments for income taxes ¥1,484mil.
- Decline extraordinary losses (¥14,196mil.)
- Decline in Depreciation and amortization expenses (¥9,795 mil)

Major Investments in Property and Equipment;

- Satellite related ¥15,313 mil.

Business Investments;

- Horizons-2 ¥4,841 mil.
- Sky Perfect Marketing ¥400 mil.

Total Borrowings as of December 31, 2006;

・Long-term borrowings	¥58,809 mil.
・Convertible bonds	¥19,592 mil.
Total	¥78,401 mil.

* These Financial results and data are based on Japanese GAAP.

Operating Results of Subsidiaries and Affiliates

(Millions of Yen)

JSAT International Inc.* (100% ownership)	
Revenues	1,188
Operating income	564
Ordinary profit	508
Net income	543

Satellite Network, Inc. (92% ownership)	
Revenues	3,135
Operating income	272
Ordinary profit	271
Net income	154

Sky Perfect Maeketing. (49% ownership)	
Revenues	2,319
Operating income	(685)
Ordinary profit	(691)
Net income	(691)

Pay Per View Japan, Inc. (20% ownership)	
Revenues	11,065
Operating income	331
Ordinary profit	328
Net income	156

* Regarding JSAT International Inc. (JII), the 3rd Quarter is a period from January to September. JII's operating results include Horizons Satellite Holdings LLC's operating results.

* These Financial results and data are based on Japanese GAAP.

▹ Future Satellite Launch Plans

To be launched during fiscal 2007
JCSAT-11 (Successor to JCSAT-R)

To be launched during fiscal 2008
Horizons-2 (74° W)



Horizons-1 (127° W)
36,000km
JCSAT-R (Backup)
JCSAT-1B (150° E)
JCSAT-110 (110° E)
JCSAT-4A (124° E)
JCSAT-2A (154° E)
N-STARb (136° E)
JCSAT-3A (128° E)
JCSAT-5A (132° E)

Satellites launched during fiscal 2006:

■JCSAT-3A (JCSAT-10)
Date of launch: August 12, 2006
Orbital position: 128° E

■JCSAT-5A (JCSAT-9)
Date of launch: April 13, 2006
Orbital position: 136° E

▹ Schedule leading up to the business combination

October 26, 2006:	Basic agreement concluded
January 11, 2007:	Preparation of the Plan and the execution of the Definitive Agreement
February 9, 2007:	Extraordinary shareholders' meetings for the approval of the Share Transfer
Early March 2007:	Authorization of Holding Company's stock exchange listing (tentative) Announcement of new medium-term management plan (tentative)
Around end of March 2007 (tentative):	SKY Perfect Communications/JSAT delisted
April 2007 (tentative):	Launch of holding company Listing of holding company

Quarterly Results

(Millions of Yen)	Dec 2006	Sep 2006	June 2006	Mar 2006	Dec 2005
	For three months ended				
Revenues	**9,366**	9,434	9,109	11,416	10,538
Network-Related Services	3,003	2,884	2,503	3,878	3,826
Broadcast & Video Distribution Services	6,224	6,438	6,501	7,291	6,493
Other Services	138	111	104	247	218
Operating income	**2,427**	3,085	3,217	1,573	1,156
Ordinary profit	**2,338**	3,310	3,246	1,757	1,382
Net income	**1,377**	1,920	1,932	369	855
Net operating cash flow	**5,842**	4,073	8,727	4,199	5,054
EBITDA	**5,175**	6,069	5,345	4,469	6,203
EBITDA margin	**55.3%**	64.3%	58.7%	39.2%	58.9%

* These Financial results and data are based on Japanese GAAP.

If you have any questions, please contact:
Corporate Communications & Investor Relations Division

TEL +81-3-5219-7778
FAX +81-3-5219-7876
E-Mail: investors@jsat.net

These statements are based on the Group's own forecasts in light of information currently available. Market conditions faced by the JSAT Group are highly volatile, reflecting rapid technological innovation, shifts in customer needs, economic conditions, and other factors. Therefore, actual results may differ materially from information in this presentation. Accordingly, JSAT urges readers not to place undue reliance on the forecasts presented in these materials.

Note:
Please refrain from copying or reprinting all or part of this presentation without permission.

END